UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 25, 2017
(Date of earliest event reported)

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	51-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1819 Main Street, Suite 212
Sarasota, Florida 34236
(Full mailing address of principal executive offices)

(941) 955-7900
(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

The disclosure below describes the change in our dealer manager and related changes to the offering, or the Offering, of our common stock pursuant to the Offering Circular filed with the United States Securities and Exchange Commission on November 7, 2016, as supplemented.

On March 28, 2017, SANDLAPPER Securities, LLC, or SANDLAPPER, replaced Orchard Securities, LLC, or Orchard, as our dealer manager for the Offering. In connection with the change in our dealer manager, we have revised the subscription agreement for the Offering, or the Subscription Agreement, to disclose that completed Subscription Agreements will be sent by your broker-dealer or registered investment advisor, as applicable, to our dealer manager at the address set forth on the Subscription Agreement or to such other person and address, as mutually agreed upon between your broker-dealer or registered investment advisor, as applicable, and us. Unless otherwise agreed by us and our dealer-manager, Broker-dealers desiring to become members of the selling group for the Offering will be required to execute a participating dealer agreement with SANDLAPPER, as our dealer manager. In connection with the above, Orchard has assigned its rights and obligations under the escrow agreement for the Offering, or the Assignment, to SANDLAPPER. No other changes to the Offering have occurred and the maximum underwriting compensation did not change as a result of the above.

The foregoing is a summary and is qualified in its entirety by the Managing Broker Dealer Agreement dated March 28, 2017 by and between SANDLAPPER and us, the form of participating dealer agreement, the form of Subscription Agreement and the Assignment, copies of which are filed as Exhibit Nos. 1.1, 1.2, 4.1 and 8.1 to this Current Report on Form 1-U and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Company Name

By:	/s/ Robert R. Kaplan, Jr.
Name:	Robert R. Kaplan, Jr.
Its:	President
Date:	April 25, 2017

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Managing Broker-Dealer Agreement by and between HC Government Realty Trust, Inc. and SANDLAPPER Securities, LLC, dated as of March 28, 2017.

1.2	Form of Participating Dealer Agreement

4.1	Form of Subscription Agreement

8.1	Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017.